SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

CERADYNE, INC.

(Name of Subject Company)

CERADYNE, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

156710105

(CUSIP Number of Class of Securities)

Joel P. Moskowitz

President and Chief Executive Officer

3169 Red Hill Avenue

Costa Mesa, California 92626

(714) 549-0421

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With a copy to:

Robert E. Rich, Esq.

Stradling Yocca Carlson & Rauth

660 Newport Center Drive, Suite 1600

Newport Beach, California 92660

(949) 725-4000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Ceradyne, Inc. (the “Company” or “Ceradyne”) initially filed on October 15, 2012 (the “Statement”), as amended and supplemented by Amendment No. 1 on November 2, 2012 and Amendment No. 2 on November 16, 2012. The Statement relates to the tender offer by Cyborg Acquisition Corporation, a Delaware corporation (“Purchaser”), and a direct wholly owned subsidiary of 3M Company, a Delaware corporation (“Parent” or “3M”), disclosed in a Tender Offer Statement on Schedule TO, initially filed on October 15, 2012 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the Company’s issued and outstanding shares of common stock, par value $0.01 per share, at a purchase price of $35.00 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal. The Offer to Purchase and Letter of Transmittal were filed with the Statement as Exhibits (a)(1)(A) and (a)(1)(B) thereto. Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 8.  Additional Information

Item 8 of the Statement is hereby amended and supplemented as follows:

The following is added immediately before the subsection entitled “Forward-Looking Statements”:

“Completion of the Offer; Exercise of the Top-Up Option

On November 27, 2012, at 5:00 p.m. New York City time, the initial offering period of the Offer expired.  The depositary for the Offer advised that, as of that time, a total of 21,093,164 Shares were validly tendered and not withdrawn, representing approximately 87.7% of the outstanding Shares (or approximately 85.8% calculated on a fully diluted basis).  In addition, Notices of Guaranteed Delivery have been delivered with respect to 1,824,343 Shares that have not yet been tendered, representing approximately 7.6% of the outstanding Shares.  Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn, and payment will be made promptly, in accordance with the terms of the Offer.

Pursuant to the Merger Agreement, Purchaser has exercised its Top-Up Option, pursuant to which Ceradyne has issued Shares to Purchaser, at a price per Share equal to the Offer Price, in an amount sufficient to ensure that Purchaser and 3M could effect a short-form merger under applicable Delaware law.

Following the purchase of Shares in the Offer and the issuance of Shares pursuant to the Top-Up Option, Purchaser and 3M effected on November 28, 2012, a “short form” merger in which Purchaser merged with and into Ceradyne, with Ceradyne surviving the Merger and continuing as a wholly-owned subsidiary of 3M. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than Shares held by Ceradyne, 3M or their respective wholly owned subsidiaries immediately prior to the effective time of the Merger, or any Stockholder of Ceradyne who is entitled to and properly exercises appraisal rights under Delaware law, was automatically converted into the right to receive $35.00 per Share in cash, without interest and less any required withholding taxes. All Shares converted into the right to receive the Merger Consideration were canceled and no longer exist.

On November 28, 2012, 3M issued a press release in connection with the expiration of the Offer and the Merger. The full text of the press release is attached hereto as Exhibit (a)(5)(E) and is incorporated herein by reference.”

Item 9.       Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following text thereto:

(a)(5)(E)	Press Release issued by 3M, dated November 28, 2012 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO)

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CERADYNE, INC.

	By:	/s/ Jerrold J. Pellizzon
Jerrold J. Pellizzon
Chief Financial Officer and Corporate Secretary
Dated: November 28, 2012

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